SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated October 2, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date: October 2, 2000       Mr. Gerry A. Racicot
                            President

FOR IMMEDIATE RELEASE                                            October 2, 2000

                         EIGER TECHNOLOGY INC. ANNOUNCES
                     NIXXO TECHNOLOGIES INC. PUBLIC LISTING

TORONTO - Eiger Technology Inc. (Eiger) is pleased to announce that subsequent to press release dated September 1, 2000 announcing the acquisition of 25% of Nixxo Technologies Inc. (Nixxo), Nixxo announces signing a letter of intent September 27, 2000 to pursue a definitive merger agreement with Harmony Trading Corp. (NASDAQ-OTCBB-HRMY).

Eiger Technology Inc., headquartered in Toronto, Ontario owns 25% of Nixxo Technologies. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s web site at www.eigertechnology.com

Nixxo Technologies is a GSM chipset and operating system design company based in San Jose, California, that will begin shipping GSM chipsets to various customers in the first quarter of 2001. The GSM cellular market represents 65% of the world cellular phone market with a growth rate of 30% per year. The GSM phone market worldwide is 150 million units per annum. Nixxo Technologies' ownership of core GSM technology puts it at the forefront of this enormous market place.

                                      -30-

For More Information, Please Contact:
Nini Krishnappa
Optimum Public Relations
(416) 934-8007
nkrishnappa@cossette.com

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                  330 Bay Street, Suite 602 Toronto, ON M5H 2S8
                    Phone (416) 216-8659 Fax (416) 216-1164